November 19, 2008

Via Fax – (202) 772-9208

Via Federal Express

William Friar

Senior Financial Analyst

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N. E., Mail Stop 4561

Washington, D.C. 20549

Re:	International Bancshares Corporation
SEC Comment Letter Dated November 12, 2008
File No. 000-09439

Dear Mr. Friar:

On behalf of International Bancshares Corporation, a Texas corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder, this letter is submitted in response to your comment letter to the Company dated November 12, 2008 (the “Comment Letter”).

The following response has been numbered to correspond to the numbered comment contained in the Comment Letter.

1.             We note your response to our prior comment 6 and we reissue that comment.  Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase comment stock.  See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.  If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements.  In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

Response:

Set forth below are the Pro Forma financials that the Company plans to include in the Proxy Statement under the Section entitled “Possible Adverse Effects of the Proposal” with the following language preceding the Pro Forma financials:

‘‘The following unaudited pro forma financial information of the Company for the fiscal year ended December 31, 2007 and the nine-months ended September 30, 2008 show the effects of a minimum of $72 million and a maximum of $216 million of Senior Preferred Shares issued to the Treasury Department pursuant to the Program.  The pro forma financial data presented below may change materially under either the “Minimum” or “Maximum” scenario based on the actual proceeds received under the Program if our application is approved by the Treasury Department, the timing and utilization of the proceeds as well as other factors including the strike price of the warrants, any subsequent changes in the Company’s common stock price, and the discount rate used to determine the fair value of the Senior Preferred Shares.  Accordingly, we can provide no assurances that the “Minimum” or “Maximum”  pro forma scenarios included in the following unaudited pro forma financial data will ever be achieved.  We have included the following unaudited pro forma consolidated financial data solely for the purpose of providing shareholders with information that may be useful for purposes of considering and evaluating the proposal to amend our Articles of Incorporation.”

Balance Sheet Data

(Unaudited)

	Historical 9	Pro Forma (2)
	Months Ended
(Dollars in thousands except share data)	9/30/2008	Minimum	Maximum

Assets
Cash and Due From Banks	$287,087	$287,087	$287,087
Securities and other interest earning assets(1)	4,384,915	4,456,915	4,600,915
Loans, net of unearned	5,671,951	5,671,951	5,671,951
Other Assets	1,200,643	1,200,643	1,200,643
Total Assets	$11,544,596	$11,616,596	$11,760,596

Liabilities
Deposits	$7,001,356	$7,001,356	$7,001,356
Borrowings	3,293,795	3,293,795	3,293,795
Other Liabilities	254,372	254,372	254,372
Total Liabilities	$10,549,523	$10,549,523	$10,549,523

Shareholders’ Equity
Preferred Stock (1)	0	$72,000	$216,000
Discount on Preferred Stock (3)(4)	0	-5,085	-15,252
Warrants (3)	0	5,085	15,252
Common Stock	95,473	95,473	95,473
Surplus	145,218	145,218	145,218
Retained Earnings	984,301	984,301	984,301
Accumulated Comprehensive Income	4,025	4,025	4,025
Treasury Stock	(233,944)	(233,944)	(233,944)
Total Shareholders’ Equity	995,073	1,067,073	1,211,073
Total Liabilities and Shareholders’ Equity	$11,544,596	$11,616,596	$11,760,596

Capital Ratios
Risk Based Capital	13.20%	14.20%	16.20%
Tier 1	12.20%	13.20%	15.19%
Leverage	8.22%	8.89%	10.24%

(1) The pro forma financial information reflects the issuance of a minimum $72,000,000 and a maximum $216,000,000 of IBC Preferred Shares.
(2) The balance sheet data gives effect to the equity proceeds as of the balance sheet date.
(3) The carrying values of the preferred stock and warrants are based on their estimated relative fair values at issue date.
(4) The discount on the preferred stock is amortized over a five year period via the effective yield method.

Income Statement Data

(Unaudited)

	Historical 9
	Months Ended	Pro Forma (1)
(Dollars in thousands except per share data)	9/30/2008	Minimum	Maximum

Net Interest Income(2)	$241,888	$244,588	$249,988
Provision for Loan Loss	12,690	12,690	12,690

Net Interest Income after provision for loan loss	229,198	231,898	237,298

Non-Interest income	148,134	148,134	148,134
Non-interest expense	223,970	223,970	223,970
Income from continuing operations before income taxes	153,362	156,062	161,462
Income Tax Expense(3)	52,953	53,898	55,788

Income from continuing operations	100,409	102,164	105,674
Less: Preferred dividends(4)	0	3,515	10,544

Income from continuing operations available to common stockholders	$100,409	$98,649	$95,130

Earnings Per Share
Basic	$1.46	$1.44	$1.39
Diluted	$1.46	$1.44	$1.38
Average Basic Shares outstanding	68,573,318	68,573,318	68,573,318
Average Diluted Shares outstanding(5)	68,715,082	68,720,144	68,730,295

(1)  The income statement data gives effect to the equity proceeds at the beginning of the period.

(2)  The funds received from the preferred stock issue are assumed to be initially invested in Fannie Mae and Freddie Mac securities, earning at a rate of 5.00%.  An incremental tax rate of 35% was assumed.  Subsequent redeployment of the funds is anticipated but the timing of such redeployment is uncertain.

(3) An incremental tax rate of 35% was assumed for the funds invested in Fannie Mae and Freddie Mac securities at 5%.

(4)  Consists of dividends on preferred stock at 5% annual rate as well as accretion on preferred stock upon issuance.  The dividend on preferred stock and the accretion on preferred stock were $2,700,000 and $814,000 respectively for the minimum proposal and $8,100,000 and $2,444,000 for the maximum proposal.  The discount is determined based on the value that is allocated to the warrants upon issuance.  The discount is accreted back to par value on a constant effective yield method (6.94%) over a five year term, which is the expected life of the preferred stock issuance.  The estimated accretion is based on a number of assumptions which are subject to change.  These assumptions include the discount (market rate at issuance) rate on the preferred stock and assumptions underlying the value of the warrants.  The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock.  The fair value of the warrants is determined under the Black-Scholes model which includes assumptions regarding IBC’s common stock price, dividend yield, stock price volatility and the risk free interest rate.  The fair value of the preferred stock is determined based on assumptions regarding the discount rate (market rate) on the preferred stock which is currently estimated at 12%.

(5)  The pro forma average diluted shares outstanding includes the estimated effect of the exercise of the warrants and are accounted for under the treasury stock method.

Income Statement Data

(Unaudited)

	Historical 12
	Months
	Ended	Pro Forma(1)
(Dollars in thousands except share data)	12/31/2007	Minimum	Maximum

Net Interest Income (2)	$310,233	$313,833	$321,033
Provision for Loan Loss	(1,762)	(1,762)	(1,762)

Net Interest Income after provision for loan loss	311,995	315,595	322,795

Non-Interest income	165,363	165,363	165,363
Non-interest expense	300,282	300,282	300,282
Income from continuing operations before income taxes	177,076	180,676	187,876
Income Tax Expense(3)	55,764	57,024	59,544

Income from continuing operations	121,312	123,652	128,332
Less: Preferred dividends(4)	0	4,622	13,867

Income from continuing operations available to common stockholders	$121,312	$119,030	$114,465

Earnings Per Share
Basic	$1.76	$1.72	$1.66
Diluted	$1.75	$1.72	$1.65
Average Basic Shares outstanding	69,036,274	69,036,274	69,036,274
Average Diluted Shares outstanding(5)	69,370,111	69,370,111	69,370,111

(1)  The income statement data gives effect to the equity proceeds at the beginning of the period.

(2)  The funds received from the preferred stock issue are assumed to be initially invested in Fannie Mae and Freddie Mac securities, earning at a rate of 5.00%.  An incremental tax rate of 35% was assumed.  Subsequent redeployment of the funds is anticipated but the timing of such redeployment is uncertain.

(3)  An incremental tax rate of 35% was assumed for the funds invested in Fannie Mae and Freddie Mac securities at 5%.

(4)  Consists of dividends on preferred stock at 5% annual rate as well as accretion on preferred stock upon issuance.  The dividend on preferred stock and the accretion on preferred stock were $3,600,000 and $1,022,000 respectively for the minimum proposal and $10,800,000 and $3,067,000 for the maximum proposal.  The discount is determined based on the value that is allocated to the warrants upon issuance.  The discount is accreted back to par value on a constant effective yield method (6.94%) over a five year term, which is the expected life of the preferred stock issuance.  The estimated accretion is based on a number of assumptions which are subject to change.  These assumptions include the discount (market rate at issuance) rate on the preferred stock and assumptions underlying the value of the warrants.  The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock.  The fair value of the warrants is determined under the Black-Scholes model which includes assumptions regarding IBC’s common stock price, dividend yield, stock price volatility and the risk free interest rate.  The fair value of the preferred stock is determined based on assumptions regarding the discount rate (market rate) on the preferred stock which is currently estimated at 12%.

(5)  The pro forma average diluted shares outstanding includes the estimated effect of the exercise of the warrants and are accounted for under the treasury stock method.

Further, based upon based upon your initial comment related to the Senior Preferred Shares in your letter dated November 7, 2008, we added language to the second paragraph of the Section of the Proxy Statement entitled  “Possible Adverse Effects of the Proposal” and we have revised that language as set forth below:

“If the Company issues the maximum amount under the Program of approximately $216 million of preferred stock to the Treasury Department, then the Company will issue warrants to the Treasury Department to purchase a number of shares of Common Stock having an aggregate exercise price equal to approximately $32.4 million. The initial exercise price for the warrants and the market price for determining the number of shares of Common Stock subject to the warrants, will be determined by reference to the market price of the Common Stock on the date of the Treasury Department’s acceptance of the Company’s application to participate in the Program (calculated on a 20-day trailing average), subject to customary anti-dilution adjustments. Assuming a market price of the Common Stock on such date of $24.75 per share (the twenty-day trailing average as of November 12, 2008), we would grant to the Treasury Department warrants to purchase 1,309,091 shares  of Common Stock (at an exercise price of $24.75 per share), which amount of shares is less than 2% of the Company’s outstanding shares of Common Stock  on a fully diluted basis (as of November 3, 2008 there were 68,579,446 shares of Common Stock issued and outstanding.)”

In addition we have added the following language to the Proxy Statement in the Section entitled “Additional Company Information”:

“Any person, including a beneficial owner, to whom this Proxy Statement is delivered may request copies of the Company proxy statement  or other Company filings with the SEC referenced herein, without charge, by written request directed to International Bancshares Corporation, P.O. Drawer 1359, Laredo, Texas  78042-1359, (956) 722-7611, Attention: Investor Relations.”

We have also added the following sections regarding incorporation of financial information and relationship with independent registered public accountant below the Section entitled “Additional Company Information”

INCORPORATION OF FINANCIAL INFORMATION

The following financial statements and other portions of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the SEC on February 29, 2008 (the “Form 10-K”), and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, as filed with the Commission on November 7, 2008 (the “Form 10-Q”) are incorporated by reference herein:

•                                          Financial statements and supplementary data of the Company appearing in Part II, Item 8 to the Form 10-K and in Part I, Item 1 of the Form 10-Q;

•                                          Management’s discussion and analysis of financial condition and results of operations appearing in Part II, Item 7 of the Form 10-K and Part I, Item 2 of the Form 10-Q;

•                                          Quantitative and qualitative disclosures about market risk appearing in Part II, Item 7A of the Form 10-K and Part 1, Item 3 of the Form 10-Q; and

•                                          Changes in and disagreements with accountants on accounting and financial disclosure appearing in Part II, Item 9 of the Form 10-K.

See “Additional Company Information” on how to request copies of these documents.

All documents filed with the SEC by the Company pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this proxy statement and prior to the date of the meeting are incorporated herein by reference.  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement to the extent that a statement contained in another subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANT

McGladrey & Pullen, LLP audited the books of the Company and its subsidiaries for the 2007 fiscal year and was appointed by the Board of Directors of the Company to audit the accounts of the Company and its subsidiaries for the 2008 fiscal year.  Representatives of McGladrey & Pullen, LLP are expected to be present at the Special Meeting.

Finally, please note the third from the last line in the Section entitled “Reason for Authorization of “Blank Check” Preferred Stock” previously stated with respect to the amount of cash to be received for the preferred stock that it was “in an amount which the Company believes constitutes fair value of the preferred stock” and the word “fair” has now been replaced with the word “reasonable.”

We hope the foregoing is responsive to your comments and satisfactorily addresses the matters raised by the Staff in the Comment Letter.  Please do not hesitate to contact the Company’s legal counsel, Cary Kavy, at 210-554-5250, with any questions or comments you may have.

Sincerely,

/s/ Dennis E. Nixon
Dennis E. Nixon
President